September 7, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, D.C. 20549
Attn:	Megan Akst Christine Dietz
Re:	NetEase, Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 27, 2023 Correspondences from the SEC on August 25, 2023 File No. 000-30666

Dear Ms. Akst and Ms. Dietz,

Further to your phone conversation with our counsel, Ropes & Gray LLP, on September 6, 2023, I am writing to confirm the Company’s request for a ten (10) business day extension to the deadline for responding to the comments raised by the Staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) in its letter to the Company dated August 25, 2023 (the “Comment Letter”), with respect to the above referenced public report on Form 20-F and the Company’s response. Therefore, we expect to respond to the Staff’s Comment Letter by no later than September 22, 2023. We extend our thanks to the Staff for allowing this extension. Should you have any questions or require additional information, please do not hesitate to contact me at +852-9279-2755 or paulboltz@oc.netease.com or our outside legal counsel, George B. Raine of Ropes & Gray LLP, at +1 617-951-7556 or george.raine@ropesgray.com.

Sincerely,

/s/ Paul W. Boltz, Jr.

Paul W. Boltz, Jr.,

International General Counsel

cc: Charles Yang, Chief Financial Officer of NetEase, Inc.

George B. Raine, Ropes & Gray LLP